Exhibit 99.1

Rubico Announces Commencement of Trading on the Nasdaq Capital Market

August 4, 2025 - Athens, Greece – Rubico Inc. (the “Company” or “Rubico”) (Nasdaq: RUBI) announced today that it has completed its spin-off from Tops Ships Inc. effective August 1, 2025. The Company’s shares have commenced trading as of today, August 4, 2025, on the Nasdaq Capital Market under the ticker symbol “RUBI”.

Additional information about Rubico and the spin-off transaction can be found in the Rubico registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 20-F, which is available at www.sec.gov or at https://rubicoinc.com/ under Investors/SEC Filings.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com